SUPPLEMENT (To Preliminary Prospectus Dated February 16, 2016)	Filed Pursuant to Rule 424(h) Registration File No. 333-206582-01

$584,116,000 (Approximate)

Morgan Stanley Capital I Trust 2016-UBS9
(Central Index Key Number 0001664682)
as Issuing Entity

Morgan Stanley Capital I Inc.
(Central Index Key Number 0001547361)
as Depositor

UBS Real Estate Securities Inc.
(Central Index Key Number 0001541886)

Morgan Stanley Mortgage Capital Holdings LLC
(Central Index Key Number 0001541557)

Bank of America, National Association
(Central Index Key Number 0001102113)

as Sponsors and Mortgage Loan Sellers

Commercial Mortgage Pass-Through Certificates, Series 2016-UBS9

This is a supplement to the preliminary prospectus dated February 16, 2016 (the “Preliminary Prospectus”). Defined terms used in this supplement but not defined herein have the meanings given to them in the Preliminary Prospectus.

1.	The tenth paragraph under the heading “Transaction Parties—The Special Servicer” is replaced in its entirety with the following two paragraphs:

From time to time CWCAM is a party to lawsuits and other legal proceedings as part of its duties as the special servicer (e.g., enforcement of loan obligations) and/or arising in the ordinary course of business. Other than as set forth in the following paragraph, there are currently no legal proceedings pending, and no legal proceedings known to be contemplated by governmental authorities, against CWCAM or of which any of its property is the subject, that is material to the Certificateholders.

On December 17, 2015, U.S. Bank National Association, the trustee under five (5) pooling and servicing agreements for (i) Wachovia Bank Commercial Mortgage Trust 2007-C30, (ii) COBALT CMBS Commercial Trust 2007-C2, (iii) Wachovia Bank Commercial Mortgage Trust 2007-C31, (iv) ML-CFC Commercial Mortgage Trust 2007-5 and (v) ML-CFC Commercial Mortgage Trust 2007-6 commenced an action with the Second Judicial District Court of Ramsey County, Minnesota for a declaratory judgment as to the proper allocation of certain proceeds in the alleged amount of $560 million ("Disputed Proceeds") received by CWCAM in connection with the sale of the Peter Cooper Village and Stuyvesant Town property in New York, New York (the “Property”) securing loans held by those trusts. CWCAM is the special servicer of the Property. The petition requests the court to instruct the trustee, the trust beneficiaries, and any other interested parties as to the amount of the Disputed Proceeds, if any, that constitute penalty interest and/or the amount of the Disputed Proceeds, if any, that constitute gain-on-sale proceeds, with respect to each trust. There can be no assurances as to the outcome of this proceeding or the possible impact on CWCAM. However, CWCAM believes that it has performed its obligations under the related pooling and servicing agreements in good faith, and that the Disputed Proceeds were properly allocated to CWCAM as penalty interest, and it intends to vigorously contest any claim that such Disputed Proceeds were improperly allocated as penalty interest.

MORGAN STANLEY	BofA MERRILL LYNCH	UBS SECURITIES LLC
Co-Lead Bookrunning Managers

Drexel Hamilton	Academy Securities
Co-Managers

The date of this Supplement is February 17, 2016.

2.	The last paragraph of the first bullet under the third paragraph under the heading “Description of the Mortgage Pool—Environmental Considerations”, relating to the Mortgage Loan secured by the Mortgaged Property identified on Annex A-1 to the preliminary prospectus as U Haul AREC RW Portfolio, is replaced in its entirety with the following paragraph:

In lieu of reserves and pursuant to the Mortgage Loan documents, the related borrower maintains an environmental impairment liability (“EIL”) insurance policy from Chartis Specialty Insurance Company (AIG) (rated “A” by A.M. Best), which includes the lender, with its successors, assigns and/or affiliates as an additional named insured. The EIL policy is required to be maintained for the term of the Mortgage Loan with coverage limits of $10 million per incident and in the aggregate with a self-insured retention per incident of $100,000. The EIL policy will need to be renewed during the term of the Mortgage Loan, and the borrower has covenanted in the Mortgage Loan documents to do the same. In addition, the failure to renew the EIL policy during the term of the Mortgage Loan is an event of default and a full recourse event. Additionally, at origination, the borrower obtained a Secured Creditor Impaired Property (“SCIP”) insurance policy from Great American Insurance Group (rated “A+” by A.M. Best, “A+” by S&P and “A1” Moody’s) for the benefit of the lender with coverage limits of $5 million per incident and in the aggregate with a $50,000 self-insured retention per incident and which must be maintained for the term of the Mortgage Loan plus an additional three years thereafter. The borrower has covenanted in the Mortgage Loan documents to keep the SCIP policy in place for such period of time, and the failure to do so is an event of default and a full recourse event.

3.	The third row of the table under the heading “Transaction Parties—The Sponsors and Mortgage Loan Sellers—Morgan Stanley Mortgage Capital Holdings LLC—Repurchases and Replacements”, which relates to the Morgan Stanley Capital I Series 2006-IQ11 transaction, is revised by replacing the “$” and “%” values for each of the “Assets That Were Subject of Demand” and “Demand Rejected” columns with “11,164,462” and “1.68”, respectively.
In addition, the fourth row of the table under the aforementioned heading, which relates to the Morgan Stanley Capital I Series 2007-IQ14 transaction, is revised by replacing the “%” values for each of the “Assets That Were Subject of Demand” and “Demand in Dispute” columns with “3.37”. Accordingly, with respect to "Assets that were Subject to Demand", the aggregate total dollar amount is $92,164,462.

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The information in this supplement, if conveyed prior to the time of your contractual commitment to purchase any of the offered certificates, supersedes any conflicting information contained in the Preliminary Prospectus and any other prior similar materials relating to the offered certificates. The information in this supplement may be amended or supplemented. This supplement is being delivered to you solely to provide you with information about the offering of the offered certificates referred to in the Preliminary Prospectus and to solicit an offer to purchase the offered certificates, when, as and if issued. Any such offer to purchase made by you will not constitute a contractual commitment by you to purchase or give rise to an obligation by the underwriters to sell any of the offered certificates until the underwriters have accepted your offer to purchase offered certificates. Any “indications of interest” expressed by you, and any “soft circles” generated by us, will not create binding contractual obligations for you or us.

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